UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MONOGRAM BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60975U108

(CUSIP Number)

March 30, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ ☐ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP NO. 60975U108	Page 2 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

PERRY CORP.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

NEW YORK

	5	Sole Voting Power
Number of Shares		16,086,423
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 16,086,423
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

16,086,423

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

12.21%

12	Type of Reporting Person (See Instructions)
IA, CO

CUSIP NO. 60975U108	Page 3 of 9 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

RICHARD C. PERRY

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		16,086,423
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 16,086,423
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

16,086,423

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

12.21%

12	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. 60975U108	Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

Monogram Biosciences, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

345 Oyster Point Blvd.
South San Francisco, CA 94080

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Perry Corp.; and
ii)	Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c)	Citizenship:

1)	Perry Corp. is a New York corporation; and
2)	Mr. Perry is a citizen of the United States.
Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)	CUSIP Number:

60975U108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

i)	Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
ii)	Mr. Perry is a control person of Perry Corp.

CUSIP NO. 60975U108	Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 16,086,423 Shares.

Item 4(b)	Percent of Class:

As of March 5, 2007, the number of Shares outstanding was 131,742,353 according to the Issuer’s Form 10-K filed on March 9, 2007. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 12.21% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Perry Corp.
(i)	Sole power to vote or direct the vote	16,086,423
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	16,086,423
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Perry
(i)	Sole power to vote or direct the vote	16,086,423
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	16,086,423
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

CUSIP NO. 60975U108	Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 60975U108	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2007	PERRY CORP.
	Name:	/s/ Richard C. Perry________________
	By:	Richard C. Perry
	Title:	President

Date: April 10, 2007	RICHARD C. PERRY
	By:	/s/ Richard C. Perry________________

CUSIP NO. 60975U108	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of April 10, 2007, by and among the Reporting Persons.	9

CUSIP NO. 60975U108	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Monogram Biosciences, Inc. dated as of April 10, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: April 10, 2007	PERRY CORP.
	Name:	/s/ Richard C. Perry________________
	By:	Richard C. Perry
	Title:	President

Date: April 10, 2007	RICHARD C. PERRY
	By:	/s/ Richard C. Perry________________